# Hancock Whitney Investment Services, Inc.

**(A wholly-owned subsidiary of Hancock Whitney Corporation)**

**Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities Exchange Act**

**December 31, 2022**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden |
| hours per response:   12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-49106 |

## FACING PAGE
### Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/2022___
                                                 MM/DD/YY                              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Hancock Whitney Investment Service, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Hancock Whitney Center 701 Poydras Street, Suite 3100
_____
                                        (No. and Street)

| New Orleans | LA | 70139 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Anita Schexnayder | 504-729-2978 | anita.schexnayder@hancockwhityney.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
_____
                    (Name – if individual, state last, first, and middle name)

| 901 Poydras Street | New Orleans | LA | 70112 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/03 | | 0238 | |
| --- | --- | --- | --- |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
|   |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**





**OATH OR AFFIRMATION**

I, Anita Schexnayder, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hancock Whitney Investment Services, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Anita Schexnayder

Title: Vice President, Hancock Whitney Investment Services, LLC

Allison L. Becknell

Notary Public Allison L. Becknell LA Bar No. 30219

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Hancock Whitney Investment Services, Inc.
**(A wholly-owned subsidiary of Hancock Whitney Corporation)**
**Index**
**December 31, 2022**



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholder of Hancock Whitney Investment Services, Inc.

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Hancock Whitney Investment Services, Inc. (the "Company") as of December 31, 2022, and the related statements of income, of stockholder's equity, of changes in liabilities subordinated to claims of general creditors and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Supplemental Information*

The accompanying Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2022 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*PricewaterhouseCoopers LLP*

February 24, 2023
We have served as the Company's auditor since 2009.

*PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, Louisiana 70112*
*T: (504) 558-8200, F: (504) 558-8960, www.pwc.com/us*

# Hancock Whitney Investment Services, Inc.
**(A wholly-owned subsidiary of Hancock Whitney Corporation)**
**Statement of Financial Condition**
**December 31, 2022**

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 17,287,754 |
| Commissions and fees receivables | 1,236,980 |
| Income taxes receivable | 230,980 |
| Deferred tax asset | 73,857 |
| Other assets | 2,720 |
| **Total assets** | **$ 18,832,291** |

**Liabilities and Stockholder's Equity**

| | |
|---|---:|
| Accounts payable and other accrued expenses | $      537,541 |
| Due to affiliate, net | 1,007,674 |
| **Total liabilities** | **1,545,215** |
| Stockholder's equity | |
| Common stock, $1 par value per share; Authorized and outstanding 1,000 shares | 1,000 |
| Contributed capital | 1,672,700 |
| Retained earnings | 15,613,376 |
| **Total stockholder's equity** | **17,287,076** |
| **Total liabilities and stockholder's equity** | **$ 18,832,291** |

The accompanying notes are an integral part of these financial statements.

# Hancock Whitney Investment Services, Inc.
**(A wholly-owned subsidiary of Hancock Whitney Corporation)**
**Statement of Income**
**Year Ended December 31, 2022**

| | | |
|---|---:|---:|
| **Revenues** | | |
| Income from sales of annuity contracts | $ | 9,369,238 |
| Fee income | | 9,877,569 |
| Commission income on other investments products | | 2,212,052 |
| Commission income on insurance products | | 1,063,677 |
| Underwriting income | | 341,858 |
| Investment advisory and management fees | | 114,164 |
| Interest, dividends and other income | | 358,426 |
| Total revenues | | 23,336,984 |
| **Expenses** | | |
| Employee compensation and benefits | | 13,876,263 |
| Brokerage, clearing, and license fees | | 1,793,500 |
| Occupancy and equipment | | 844,806 |
| Data processing | | 490,173 |
| Other expenses | | 1,687,332 |
| Total expenses | | 18,692,074 |
| Income before income taxes | | 4,644,910 |
| Income taxes | | 1,246,190 |
| Net income | $ | 3,398,720 |
| Other comprehensive income | | - |
| Comprehensive income | $ | 3,398,720 |

The accompanying notes are an integral part of these financial statements.

# Hancock Whitney Investment Services, Inc.
**(A wholly-owned subsidiary of Hancock Whitney Corporation)**
**Statement of Stockholder's Equity**
**Year Ended December 31, 2022**

| | Common Stock | Contributed Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance, January 1, 2022** | $ 1,000 | $ 1,672,700 | $ 14,714,656 | $ 16,388,356 |
| Net Income | - | - | 3,398,720 | 3,398,720 |
| Other Comprehensive Income | - | - | - | - |
| Dividend | - | - | (2,500,000) | (2,500,000) |
| **Balance, December 31, 2022** | $ 1,000 | $ 1,672,700 | $ 15,613,376 | $ 17,287,076 |

The accompanying notes are an integral part of these financial statements.

**Hancock Whitney Investment Services, Inc.**
**(A wholly-owned subsidiary of Hancock Whitney Corporation)**
**Statement of Changes in Liabilities Subordinated to Claims**
**of General Creditors**
**Year Ended December 31, 2022**

There were no liabilities subordinated to claims of general creditors at December 31, 2022 and 2021, and no changes for the year ended December 31, 2022.

The accompanying notes are an integral part of these financial statements.

5

# Hancock Whitney Investment Services, Inc.
**(A wholly-owned subsidiary of Hancock Whitney Corporation)**
**Statement of Cash Flows**
**Year Ended December 31, 2022**

**Cash flows from operating activities**

| | |
|---|---:|
| Net income | $ 3,398,720 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation and amortization | 1,649 |
| Provision for deferred taxes | 431,949 |
| Increase in commissions and fees receivables | (585,712) |
| Decrease in underwriting fee receivable | 288,392 |
| Change in income taxes receivable/payable, net | (752,240) |
| Decrease in other assets | 268,743 |
| Decrease in accounts payable and accrued expenses | (1,825,184) |
| Increase in due to affiliate, net | 908,683 |
| Net cash provided by operating activities | 2,135,000 |
| **Cash flows from investing activities** | |
| Proceeds from sale of furniture and equipment | 3,971 |
| Net cash provided by investing activities | 3,971 |
| **Cash flows from financing activities** | |
| Dividends paid | (2,500,000) |
| Net cash used in financing activities | (2,500,000) |
| Net decrease in cash and cash equivalents | (361,029) |
| Cash and cash equivalents, beginning of year | 17,648,783 |
| Cash and cash equivalents, end of year | $ 17,287,754 |
| **Supplemental disclosure of cash flow information** | |
| Cash paid to Parent for income taxes | $ 1,603,288 |

The accompanying notes are an integral part of these financial statements.

**Hancock Whitney Investment Services, Inc.**
**(A wholly-owned subsidiary of Hancock Whitney Corporation)**
**Notes to Financial Statements**
**December 31, 2022**

1.     **Organization and Significant Accounting Policies**

**Organization and Operations**
Hancock Whitney Investment Services, Inc. (the "Company") is a dually registered broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the brokerage and investment advisory business and is a wholly-owned subsidiary of Hancock Whitney Corporation (the "Parent"), an SEC registrant whose primary business is depository and lending services. The Parent is a registered financial holding company, authorized to conduct the full range of activities permitted under the Bank Holding Company Act of 1956, as amended.

Prior to the strategic shift in operations during 2022, discussed below, the Company acted as an introducing broker, executing securities transactions on behalf of its customers through a third party clearing broker on a fully disclosed basis. The securities transactions were settled and cleared pursuant to a clearing agreement with the clearing broker. The Company also earned income from the sales of annuity contracts, insurance products and advisory products, as well as from participating in underwriting transactions. Subsequent to the strategic shift, the Company acts as a limited purpose broker dealer, continuing its role as a licensed insurance agency and earns insurance revenue from Cetera for the sale of non-SEC registered insurance products. The Company also provides investment advisory services and participates in underwriting transactions on a co-manager basis only.

*Strategic shift in operations during 2022 ("Strategic Shift")*

Hancock Whitney Bank (the "Bank"), an affiliate of the Company signed a full service networking agreement dated February 7, 2022 with Cetera Investment Services LLC and Cetera Investment Advisers LLC ("Cetera"). The Company also signed an insurance networking agreement with Cetera on February 7, 2022 pursuant to which the Company earns commissions and trails from the distribution of insurance products sold through registered agents that are dual representatives of Cetera and the Bank from and after the effective date of August 13, 2022. Subsequent to August 13, 2023, as a result of the agreements noted above, the Company no longer serves as the provider of non-deposit investment and advisory products to clients of the Bank. The assets of the Company's existing clients were transferred from the Company's previous clearing firm, to Cetera. In addition, all registered representatives and sales managers' registrations were transferred to Cetera, and they became dual representatives of Cetera and the Bank. This strategic shift in operations had a significant impact on the Company's operating results for the year ended December 31, 2022. The following table reflects the allocation of the revenues earned for the year ended December 31, 2022 between those from continuing sources and those that discontinued with the strategic shift.

| | Revenue from Continuing Services | Revenue from Services no Longer Provided | Total |
|---|---|---|---|
| **Revenues** | | | |
| Income from sales of annuity contracts | $ 8,165,343 | $ 1,203,895 | $ 9,369,238 |
| Fee income | - | 9,877,569 | 9,877,569 |
| Commission income on other investments products | - | 2,212,052 | 2,212,052 |
| Commission income on insurance products | 1,063,677 | - | 1,063,677 |
| Underwriting income | 341,858 | - | 341,858 |
| Investment advisory and management fees | 114,164 | - | 114,164 |
| Interest, dividends and other income | 132,155 | 226,271 | 358,426 |
| **Total Revenue** | $ 9,817,197 | $ 13,519,787 | $ 23,336,984 |

In addition, effective July 1, 2022, the Company began offering advisory services, whereby Bank and third party customers are provided access to certain asset allocation model portfolios comprised of recommended investments in mutual funds, exchange traded funds and separately managed funds for which the Company earns advisory service fees. The Company has engaged the Bank to provide these services on its, behalf, including portfolio management, investment solutions, compliance and administrative support.

See Note 4 - "Related Party Transactions:" for further discussion of services agreements related to expense sharing between the Company and its affiliates.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Cash and Cash Equivalents**
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

**Credit Losses**
Certain of the Company's assets recorded at amortized cost are within the scope of Topic 326. If applicable, the Company records the estimate of expected credit loss as a valuation allowance account on the balance sheet that is deducted from the assets' amortized cost basis. Changes in the allowance for credit loss are reported as credit loss expense. In determining whether an allowance for credit loss is required, the Company assesses several factors including, but not limited to, the nature of the asset and its expected life, the creditworthiness of the counterparty and historical losses, if any. There was no allowance for credit loss at December 31, 2022.

**Furniture and Equipment**
Prior to the Strategic Shift to Cetera, furniture and equipment of the Company were carried at cost less accumulated depreciation. Depreciation was provided on a straight-line basis using estimated useful lives of three to seven years. The bank acquired the Company's furniture and equipment with the transition to Cetera at the net carrying amount of $3,971, which approximates the fair market value.

**Income Taxes**

The Company's tax provision is determined pursuant to Financial Accounting Standards Board ("FASB") ASC 740. The Company files a consolidated federal income tax return with Hancock Whitney Corporation and determines its tax expense or benefit on a separate return basis.  Pursuant to the Company's tax sharing agreement, the Company recognizes tax benefits to the extent they are utilized in the consolidated federal and state returns. Additionally, certain state income tax returns, as applicable, are filed by the Company on a stand-alone basis. Income tax balances are settled within a reasonable amount of time upon cash transactions with taxing authorities (generally not more than 10 business days).

Income taxes are accounted for using the asset and liability method. Current tax liabilities or assets are recognized for the estimated income taxes payable or refundable on tax returns to be filed with respect to the current year. Deferred tax assets and liabilities are based on temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are established against deferred tax assets if, based on all available evidence, it is more likely than not that some or all of the assets will not be realized. The benefit of a position taken or expected to be taken in a tax return is recognized when it is more likely than not that the position will be sustained on its technical merits. The effects of changes in tax rates and laws upon deferred tax balances are recognized in the period in which the legislation is enacted.

**Revenue Recognition**

Income from sales of annuity contracts

Prior to the Strategic Shift, the Company, as agent, provided its customers with access to both fixed and variable annuity products through the use of third party carriers. Subsequent to August 13, 2022, the Company, as agent, earns commissions for the sale of non-SEC registered annuity contracts sold by Cetera. Upon selection of an annuity product, the customer enters into a policy with the carrier. The Company's performance obligation is satisfied when the contracts are accepted by the carrier, for which a fee is earned from either the carrier or Cetera based on agreed upon fee percentages. As agent in these transactions, expenses charged by carriers or Cetera are netted against the revenue reported. These expenses were not material for the year.

Fee income

Fee income includes portfolio management and advisory service fees for investment products sold by the Company's brokers. These are monthly fees charged on a contractual basis to customers for the management of their investment portfolios, generally based on the asset balances maintained in these portfolios which are directly influenced by market performance and client behavior. Fee income also includes certain trailing fees on mutual funds and annuity products that are based on contractual terms and are also directly influenced by market performance and client behavior. Fees were recorded as earned and when the uncertainties, such asset balances or other contractual terms, were known. Fees were recorded on a gross basis, with expenses reflected in the appropriate expense line item. Effective August 13, 2022, the Company no longer earns this revenue as a result of the Strategic Shift.

**Hancock Whitney Investment Services, Inc.**
**(A wholly-owned subsidiary of Hancock Whitney Corporation)**
**Notes to Financial Statements**
**December 31, 2022**

<u>Commission income on other investments products</u>
Commission income on other investment products represents income earned from the sale of investment products (other than annuity contracts). The Company provides its customers with access to these investment products through the use of a third party clearing broker to meet their financial needs and investment objectives. Upon selection of an investment product, the customer entered into a brokerage account arrangement with the third party clearing agent. The performance obligation was satisfied by fulfilling its responsibility to acquire the investment for which a commission was earned based on agreed-upon commission percentages on the trade date, which was the date the Company filled the order and confirmed the trade with the customer. As the principal in the arrangement, the Company recognized the investment services commissions on a gross basis, with expenses reflected in the appropriate expense line item. Effective August 13, 2022, the Company no longer earns this revenue as a result of the Strategic Shift.

<u>Commission income from insurance products</u>
Commission income from insurance products includes commission revenue that is recognized with the sale of insurance policies. The Company may receive commissions at the inception of the policy or over time, as long as the policy remains active, on a monthly, quarterly or annual basis. The Company's performance obligation is connecting the customer to the insurance products and, for new policies, is fulfilled on the date of issuance. Any upfront (first year) commissions are known amounts and recognized on the issuance date. Contingent commissions, including policy renewals, are recognized monthly, quarterly or annually when determinable, which is generally when such commissions are received or when we receive data from either the insurance companies or Cetera, as our third party provider, that allows the reasonable estimation of these amounts. As agent in these transactions, expenses charged by the insurance companies or Cetera are netted against the revenue reported. These expenses were not material for the year.

<u>Underwriting income</u>
Underwriting income includes fees for services arising from securities offerings or placements in which the Company acts as a co-manager in an underwriting syndication. Revenue is recognized when the performance obligation is delivered, which is at the time the underwriting or service is substantially complete and income is reasonably determinable. Income is based on the participation percentage and syndication fee percentage in accordance with the contract terms. Any costs associated with these transactions are reflected in the appropriate expense line item

<u>Investment Advisory and Management Fees</u>
Investment advisory management fees are earned for providing asset management services for certain asset allocation model portfolios comprised of recommended investments in mutual funds, exchange traded funds and separately managed funds; and separately managed accounts of individual stocks, bonds, mutual funds or exchange traded funds for which the Company earns fees. Our performance obligation is providing access to investment management strategies/model portfolios to customers. The quarterly fees are accrued on a contractual basis as earned, and received one quarter in arrears based on the daily average balance of the total amount of assets invested in these strategies/model portfolios. Fees are recorded on a gross basis, with expenses reflected in the appropriate expense line item.

<u>Interest, dividends and other income</u>
Interest, dividends and other income includes interest and dividend income on balances with a third party clearing agent, as well as other miscellaneous income earned. Income is recorded on the accrual basis, or on a cash basis if not material and/or is considered constrained.

**Commissions paid**

Prior to the Strategic Shift, commissions paid to brokers were recorded as securities transactions occurred and were paid to the financial advisors on a settlement date basis, which is not materially different from the trade date. Broker commission expense are reflected in the "Employee compensation and benefits" line item in the Statement of Income and Comprehensive Income.

**Share-Based Compensation**

Prior to the Strategic Shift, the Company's employees participated in share-based compensation plans sponsored by the Parent. Share-based compensation consists of restricted share awards. The fair value of restricted share awards is based on the Parent's closing stock price on the day preceding the grant date. The Company was allocated a portion of share-based compensation expense from its Parent, recognized over the requisite service period.

**Retirement Benefits**

Prior to the Strategic Shift, the Company's employees participated in defined benefit pension and other defined benefit postretirement plans for eligible employees sponsored by the Parent. The amounts reported in the financial statements with respect to these plans are based on actuarial valuations that incorporate various assumptions regarding future experience under the plans. Prior to the Strategic Shift, the Company also offered a defined contribution plan (401(k) plan) sponsored by the Parent that covers substantially all associates that have been employed for 60 days and meet certain other requirements and employment classifications. Expenses associated with these plans were allocated to the Company by the Parent.

2.    **Fair Value of Assets and Liabilities Measurements**

The FASB defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The FASB's guidance also establishes a fair value hierarchy that prioritizes the inputs to these valuation techniques used to measure fair value, giving preference to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs such as a reporting entity's own data (level 3). Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, observable inputs other than quoted prices, such as interest rates and yield curves, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

The Company reports an interest-bearing money market deposit account ("money market account") in cash and cash equivalents. The money market account is recorded, on a recurring basis, at an amount that approximates fair value. The money market account offers daily liquidity and there is no stated maturity. The money market account totaled $14,679,935 at December 31, 2022. Under the fair value hierarchy, cash and cash equivalents are classified as Level 1 and are measured on a recurring basis.

The Company has no assets or liabilities measured at fair value on a nonrecurring basis.

# Hancock Whitney Investment Services, Inc.
**(A wholly-owned subsidiary of Hancock Whitney Corporation)**
**Notes to Financial Statements**
**December 31, 2022**

**3.   Income Taxes**

At December 31, 2022, the Company had a deferred tax asset of $73,857, which is primarily attributable to residual and allocated employee compensation and benefits, with no valuation allowance, as management believes it is more likely than not that the deferred tax asset will be fully realized.  At December 31, 2022, the Company had no state net operating losses ("NOL"). Total income tax expense for the year ended December 31, 2022 was $1,246,190, which is comprised of current tax expense of $814,241 and deferred tax expense of $431,949. At December 31, 2022, $230,980 was due from the Parent for net income taxes receivable.

The Company is a member of a consolidated U.S. federal income tax return with its parent company. Generally, tax years prior to 2019 are no longer subject to examination by taxing authorities. However, the consolidated group carried back its 2020 federal NOL, so tax years 2015 to 2018 may still be subject to examination by the IRS. State returns that are open for examination vary by jurisdiction and are generally open three to four years. The following table presents a summary of the factors that affect income tax expense for the year ended December 31, 2022:

|  | Amount | Rate |
|---|---|---|
| Taxes at statutory rate | $ 975,431 | 21.00 % |
| State income taxes (net of federal tax benefit) | 280,840 | 6.05 |
| Other Permanent Differences | 17,708 | 0.38 |
| Employee share-based compensation | (19,332) | (0.42) |
| Return to Provision Adjustment | (8,457) | (0.18) |
|  | $ 1,246,190 | 26.83 % |

The Company did not have any uncertain tax positions at December 31, 2022. Uncertain tax positions are the differences between a tax position taken, or expected to be taken on a tax return, and the benefit recognized and measured for accounting purposes. The Company does not expect the liability for unrecognized tax benefits to change significantly in 2022. The Company recognizes interest and penalties, if any related to income tax matters in income tax expense; no interest or penalties were recognized in 2022.

**4.   Related-Party Transactions**

As of December 31, 2022, the Company had $2,436,687 of cash on deposit with the Bank, a wholly-owned subsidiary of the Parent. As of December 31, 2022, the Company has a net due to affiliate totaling $1,007,674 for intercompany settlement of cash transactions, mostly related to allocated operating expenses paid by the Bank. Intercompany settlements generally occur each business day.

The Company is party to a services agreement with the Bank whereby the Bank is compensated for services provided to support the revenue generating activities of the Company. The allocated expense represent the proportion of operating expense of the Hancock Whitney Financial Consultant division of the Bank, based on the proportion of revenue generated for the Company compared to the total revenue generated by the operating unit. The agreement also includes allocated cost for services provided by the Trust and Asset Management division of the Bank for portfolio management, investment solutions, compliance and other shared services based generally based on estimated

proportion of time spend on these activities. Substantially all cost subsequent to the Strategic Shift in operations in 2022 are incurred through this agreement. The following table reflects the allocated costs under this agreement by financial statement line item.

| | | |
|---|---|---:|
| Employee compensation and benefits | $ | 2,222,291 |
| Occupancy and equipment | | 167,889 |
| Data processing | | 47,539 |
| Other expenses | | 394,923 |
| Allocated operating expense | $ | 2,832,642 |

Prior to the Strategic Shift, the Company operated in facilities that were leased from the Bank for which $222,110 was charged in 2022 to the Occupancy and Equipment line item in the Statement of Income. This agreement was terminated with the shift in strategic operations and occupancy and equipment costs are now included in operating cost allocated through the services agreement noted above. Also included in Occupancy and Equipment expenses are shared facilities costs totaling $412,989 which were based on square footage utilized. Post Strategic Shift, these costs are included in the services allocation noted above.

Included in Other Expense on the Statement of Income are $617,456 of allocated expenses by the Bank for overhead costs. Shared expenses are allocated using direct variables such as number of employees, capital, revenues and percentage of time worked.

Expense associated with Parent sponsored share-based compensation was $213,432 in 2022. Employee pension and retirement plan expense associated with Parent sponsored plans totaled $633,520 in 2022. Both of these related party expense totals are inclusive of allocated cost post the Strategic Shift.

On June 30, 2020, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Revolving Note") with the Parent as the means to increase regulatory capital if needed. The Revolving Note allows the Company to borrow from the Parent amounts up to $10,000,000 on a revolving basis during a three-year credit period. Borrowings bear interest at LIBOR plus 1.5% and are subject to other terms and conditions acceptable with FINRA. The Revolving Note has a scheduled maturity date of June 30, 2024. During the year ended December 31, 2022, the Company did not borrow, nor did it have any balances outstanding, under this revolving note.

Refer to Note 1 – Organization and Significant Accounting Policies for discussion of the Company's tax sharing arrangement with the Parent.

5. **Clearing Organization**

Prior to the Strategic Shift, the Company cleared securities transactions through the clearing broker National Financial Services, LLC (NFS), on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing broker, and therefore the Company believes there is no maximum amount assignable to this right.

Effective August 13, 2022, the Company terminated the agreement with NFS and is currently only receiving decommission services while in transition. The Company did not bear any cost related to the termination of this agreement.

### 6.  Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker dealer who does not carry customers' accounts, but receives checks, drafts, or other evidences of indebtedness made payable to itself, is required to maintain net capital, as defined in the Rule, of $250,000, or 6.67% of aggregate indebtedness, whichever is greater.  In addition, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2022, the Company had net capital of $14,614,014, which was $14,364,014 in excess of its required net capital of $250,000. The Company had aggregate indebtedness of $1,545,215 and an aggregate indebtedness to net capital ratio of 0.11 to 1.00 at December 31, 2022.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in underwriting transactions.

### 7.  Commitments and Contingencies

The Company provided a guarantee to its clearing broker during the period of time under which the agreement was active. Under the agreement, the Company agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts.

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. The Company's management expects, based upon defenses available and after consultation with legal counsel, the ultimate resolution of other litigation and claims will not have a material effect on the Company's results of operations or financial condition.

### 8.  Subsequent Events

The Company has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, February 24, 2023 and has determined that no other significant events occurred after December 31, 2022, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

**Supplemental Schedules**

# Hancock Whitney Investment Services, Inc.
**(A wholly owned subsidiary of Hancock Whitney Corporation)**
## Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
**December 31, 2022**                                                   **Schedule I**

**Net capital**

| | |
|---|---:|
| Total stockholder's equity, qualified for net capital | $ 17,287,076 |
| Less:  Nonallowable assets | |
|   Retail receivables and other assets | 2,379,463 |
|      Total deductions | 2,379,463 |
|      Net capital before haircuts on securities positions | 14,907,613 |
| Less:  Haircuts - Investment Securities | 293,599 |
|      Net capital | $ 14,614,014 |
| Aggregate indebtedness | $ 1,545,215 |
| 6.67% of aggregate indebtedness | $ 103,014 |
| Net capital requirement – greater of $250,000 or 6.67% of aggregate indebtedness | $ 250,000 |
| | |
| Excess net capital | $ 14,364,014 |
| Aggregate indebtedness to net capital ratio | .11 |

**Statement Pursuant to Paragraph (d) (4) of Rule 17a-5**

There are no material differences between the computation above and the computation included in the Company's unaudited Part II FOCUS Report as of December 31, 2022, as amended, filed on February 23, 2023.

**Hancock Whitney Investment Services, Inc.**
**(A wholly owned subsidiary of Hancock Whitney Corporation)**
**Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934**
**December 31, 2022**                                                       **Schedule II**

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3, paragraph (k) (2) (ii) and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

There are no differences between the information above and the information included  in the Company's corresponding unaudited December 31, 2022, as amended, filed on February 23, 2023, Part IIA FOCUS Report, other than due to the inclusion of Footnote 7.

# Hancock Whitney Investment Services, Inc.

**(A wholly-owned subsidiary of Hancock Whitney Corporation)**

## Exemption Report Pursuant to
## Rule 17a-5 of the Securities Exchange Act of 1934

**December 31, 2022**

Hancock Whitney Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) For the period of January 1, 2022 through August 12, 2022, The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(ii) throughout the period of January 1, 2022 to August 12, 2022 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities from the period of January 1, 2022 to August 12, 2002 contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period of January 1, 2022 to August 12, 2022 without exception.

(4) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) participating in underwriting transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**HANCOCK WHITNEY INVESTMENT SERVICES, INC.**

I, Anita Schexnayder, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Anita J. Schexnayder

Anita Schexnayder, Vice President and CFO, Hancock Whitney Investment Services, Inc.

February 24, 2023



**Report of Independent Registered Public Accounting Firm**

To Management and the Board of Directors of Hancock Whitney Investment Services, Inc.

We have reviewed Hancock Whitney Investment Services, Inc.'s assertions, included in the accompanying Hancock Whitney Investment Services, Inc. Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provisions throughout the year ended December 31, 2022 without exception.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to, (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in underwriting transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

*PricewaterhouseCoopers LLP*

February 24, 2023

*PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, Louisiana 70112*
*T: (504) 558-8200, F: (504) 558-8960, www.pwc.com/us*



**Report of Independent Accountants**

To the Management and Board of Directors of Hancock Whitney Investment Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Hancock Whitney Investment Services, Inc. (the "Company") for the year ended December 31, 2022. Management of Hancock Whitney Investment Services, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 28, 2022 in the amount of $12,872 was compared to check number 116416 dated July 28, 2022, obtained from Anita Schexnayder, Chief Financial Officer ("CFO"), and payment dated February 7, 2023 in the amount of $3,467 was compared to check number 121409 dated February 7, 2023, obtained from Anita Schexnayder, CFO, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 to the Total revenue amount of $23,336,984 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2022, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 2c(1), "Revenues from distribution of shares of registered open end investments company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products", of $12,051,057 to supporting schedules, including SIPC 7 2022 Support provided by Anita Schexnayder, CFO, noting no differences.
   b. Compared deductions on line 2c(3), "Commissions, floor brokerage and clearance paid to other SPIC members in connection with securities transactions", of $390,809 to supporting schedules, including SIPC 7 2022 Support provided by Anita Schexnayder, CFO, noting no differences.
   c. Compared deductions on line 2c(9)(i), "Total interest and dividend expense but not in excess of total interest and dividend income", of $2,148 to the supporting schedules, including SIPC 7 2022 support provided by Anita Schexnayder, CFO, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $10,892,970 and $16,339, respectively of the Form SIPC-7, noting no differences.
    b. Recalculated the mathematical accuracy of the total deductions on page 2, item 2c, in the amount of $12,444,014, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors and Management of Hancock Whitney Investment Services, Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

*PricewaterhouseCoopers LLP*

February 24, 2023

SIPC-7
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hancock Whitney Investment Services, Inc.
Hancock Whitney Center
701 Poydras Street, Suite 3100
New Orleans, LA 70139-6001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Anita Schexnayder 504-729-2978

2. A. General Assessment (item 2e from page 2) $ 16,339

B. Less payment made with SIPC-6 filed (exclude interest) ( 12,872 )
07/27/2022
Date Paid

C. Less prior overpayment applied ( - )

D. Assessment balance due or (overpayment) 3,467

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,467

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $ 3,467

H. Overpayment carried forward $( - )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hancock Whitney Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

Anita S. Schexnayder
(Authorized Signature)

Dated the 31 day of January, 20 23.

VP, CFO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

**Eliminate cents**

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 23,336,984

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 12,051,057

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 390,809

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 2,148

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $

Enter the greater of line (i) or (ii) — 2,148

Total deductions — 12,444,014

2d. SIPC Net Operating Revenues — $ 10,892,970

2e. General Assessment @ .0015 — $ 16,339

(to page 1, line 2.A.)

2